July 14, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC  20549

Re:	Derma Sciences, Inc.;
Post-effective Amendment No. 3 to Form S-1 on Form S-3 filed June 21, 2010;
Registration No. 333-151028;
Accession No.:  0001144204-10-034406

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Derma Sciences, Inc. (the “Company”) hereby requests withdrawal of the above captioned post-effective amendment  (the “Erroneous Filing”).  Withdrawal of the Erroneous Filing is requested by virtue of the fact that it was submitted under EDGAR submission code S-3/A (pre-effective amendment) as opposed to POSAM (post-effective amendment).

No securities have been sold by the selling securities holders pursuant to the Erroneous Filing.

The Company intends expeditiously to re-file the subject post-effective amendment under the correct EDGAR submission code.

Very truly yours,

DERMA SCIENCES, INC.

John E. Yetter, CPA
Vice President and Chief Financial Officer